UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25	OMB APPROVAL
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     333-11470

SUNDAY Communications Limited
NASDAQ Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road,
Quarry Bay, Hong Kong
(852) 2888 2888

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing 100 ordinary shares, par value HK$0.10 per share
Ordinary Shares, par value HK$0.10 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2 -2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒      Pursuant to 17 CFR 240.12d2 -2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2 -2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, SUNDAY Communications Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

11 December, 2006	By	Chow Ding Man	Director

Date		Name	Title

/s/ Chow Ding Man

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d -1 as applicable. See General Instructions.

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